SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : September 9, 2002

By : ______________________________

Name : Emil Soedarmo
Title : EVP Operation & Engineering

INDOSAT

Ref. 1010/GUI/HM.110/02

September 9th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 1 2 2002
WASH. D.C. 180

Attn.: **Filing Desk**

Re. : Release of Signing Interconnection Agreement for the Local Fixed Telecommunications Network

Dear Sir,

Please find attached the release of Signing Interconnection Agreement for the Local Fixed Telecommunications Network, which is announced at September 9, 2002.

Thank you for your attention.

Sincerely yours,

Emil Soedarmo
EVP Operation and Engineering

INDOSAT

For immediate release :

Indosat and Telkom Sign Interconnection Agreement for The Local Fixed Telecommunications Network

Jakarta, September 9, 2002 -- Following the implementation of duopoly pattern in local fixed telecommunications network, on September 3, 2002, PT Indonesian Satellite Corporation ("Indosat") and PT Telekomunikasi Indonesia ("Telkom") signed Interconnection Agreement for the local fixed telecommunications network between Indosat's and Telkom's.

The agreement covered numbering, domestic long distance call distribution, traffic distribution portion, interconnection, interconnection fee, and settlement of payment system.

The interconnection fee arrangement will be as follow :

- Local Calls	:	Rp 57/minute
- Domestic Long Distance (DLD)	:	Rp 240/ minute (both Incoming or Outgoing calls)

Interconnection fee for both local and DLD calls will be reviewed quarterly by Indosat and Telkom.

While international long distance will adopt the existing regulation on interconnection fee.

The agreement will commence one to two weeks after the signing, subject to the readiness of both company's infrastructure.

Indosat is a full telecommunication network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)

For further information, please contact :
PT (Persero) Indonesian Satellite Corporation Tbk
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com